SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                             (Amendment No. __)(1)

                         North East Insurance Company
                   ----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   659164107
                  -------------------------------------------
                                (CUSIP Number)

                             Kenneth L. Henderson
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York 10104
                           Tel. No.:  (212) 541-2000
                ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 29, 1997
                -----------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
              CUSIP No. 659164107       13D                Page 2 of 5 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Foothold Fund, L.P. (52-1662880)
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /_/

                                                                        (b) /X/
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4    SOURCE OF FUNDS*
     WC
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   /_/
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_______________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           215,000

SHARES              __________________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
                    _________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           215,000
                    _________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     215,000
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        /_/
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $1.00 per share (the "Common Shares"), of North East Insurance Company, a Maine corporation ("North East").

     The principal executive offices of North East are located at 482 Payne Road, Scarborough, Maine 04074.


Item 2.   Identity and Background.

     This Schedule 13D is being filed by The Foothold Fund, L.P. ("Foothold"), a New York limited partnership, with a principal business and principal office located at 408 Route 22, Unit 2, North Salem, New York 10560.

     The sole general partner of Foothold is The Foothold Management Corp. ("Foothold Management"), a New York corporation. The address of the principal business and principal office of Foothold Management is 408 Route 22, Unit 2, North Salem, NY 10560. Foothold and Foothold Management are principally engaged in investing in various publicly-traded companies.

     Mr. Peter A. Russ is the President, sole director and sole shareholder of Foothold Management. The business address of Mr. Peter A. Russ, a United States citizen, is 408 Route 22, Unit 2, North Salem, NY 10560 and his present principal employment is as a securities analyst with Shelby Cullom Davis & Co., L.P., a securities brokerage firm, with an address at 609 Fifth Avenue, New York, NY 10017.

     None of Foothold, Foothold Management or Peter A. Russ has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.


Item 3.   Source and Amount of Funds.

     The purchase price for the 215,000 Common Shares purchased by Foothold was $419,250.00. The funds used by Foothold to purchase such Common Shares were obtained from the working capital of Foothold.


Item 4.   Purpose of Transaction.

     Foothold is acquiring the Common Shares for investment purposes and not for the purpose of acquiring control of North East. Foothold does not have any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. Depending on market and other considerations, Foothold may elect to acquire additional Common Shares or other securities of North East or to dispose of all or a portion of the Common Shares or other securities it may hereinafter acquire.


Item 5.   Interest in the Securities of the Issuer

     Pursuant to the terms of a Memorandum of Agreement described in Item 6 below, Foothold has purchased 215,000 Common Shares, representing approximately 7.20% of the outstanding Common Shares. Foothold has sole voting and dispositive power with respect to all such Common Shares.

     Other than Foothold's acquisition of the Common Shares described in this
Schedule 13D, none of Foothold, Foothold Management or Peter Russ, presently owns any Common Shares or has effected any transaction in the Common Shares during the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of a Memorandum of Agreement by and between Official Committee of Unsecured Creditors of American Motor Club, Inc., the duly constituted and official committee of unsecured creditors of American Motor Club, Inc. in proceedings captioned In re: American Motor Club, Inc., Case No. 887-70763-2063 and Foothold, dated July 29, 1997, Foothold purchased 215,000 Common Shares for the aggregate purchase price of $419,250.00 The Memorandum of Agreement was executed at the conclusion of a public auction conducted on July 29, 1997 at which Foothold was the highest bidder. Pursuant to the terms of the Memorandum of Understanding, Foothold paid $50,000 at the time of the public auction and the balance of $369,250 on August 4, 1997.

     Except as described in this Item 6, Foothold does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of North East, including, without limitation, any agreements concerning (i) transfer or voting of any Common Shares, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or (viii) the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

     Exhibit 7.1 Memorandum of Agreement by and between Official Committee of Unsecured Creditors of American Motor Club, Inc., the duly constituted and official committee of unsecured creditors of American Motor Club, Inc. in proceedings captioned In re: American Motor Club, Inc., Case No. 887-70763-2063 and The Foothold Fund, L.P., dated July 29, 1997.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 5, 1997


                              THE FOOTHOLD FUND, L.P.

                              By: THE FOOTHOLD MANAGEMENT CORP.,
                                     its General Partner


                              By: /s/ Peter A. Russ
                                  --------------------------------------
                              Name:   Peter A. Russ

                              Title:  President